SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 31, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s Identification (CNPJ) # 43.776.517/0001-80
Companies Registrar (NIRE) #35300016831
EXTRACT OF THE MINUTES OF 617th BOARD OF DIRECTORS’ MEETING

On August 26, 2004, at 9:00 am, summoned by the Board of Directors Chairman for an ordinary meeting, as per provisions of the Article 15 of Company’s Bylaws, at the meeting room located at Rua Bela Cintra, 847 – 10º andar, São Paulo, the Board of Directors’ members of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, appointed and undersigned herein have met,......... Giving continuation to the meeting, the Board of Directors’ Chairman mentioned item II of the agenda, “To ratify and determine the conditions applicable to the 6th issue of simple debentures, not convertible into Company’s stocks, of unsecured type, for public distribution (the “Debentures”), within the First Program for the Company’s Securities Distribution, currently under analysis of the Brazilian Securities Commission, or CVM”, Mr. Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, was requested to submit this matter, which was made based on the in-company Communication FI # 055/04, dated 08/19/2004, the Board of Executive Officers’ Resolution #0329/2004, dated 08/23/2004 and the Proposal to the Board of Directors #020/2004, dated 08/24/2004. The matter was discussed and thereafter it was voted, with unanimous approval of the proposal made by the Company’s Board of Executive Officers, with the following wording: (a) Total Amount of the Issue: The total amount of the issue shall be of up to six hundred million of Reais (R$ 600,000,000.00); (b) Number of Series: The issue shall occur in three series. The allocation amongst different series shall be defined, upon express agreement on the part of the Issuer, after the result of the bookbuilding process, through which the intermediary institutions contracted for the Debentures distribution shall verify with the investors the levels of demand for each series; (c) Issue Date: The date to issue the Debentures shall be September 1, 2004 (the “Issue Date”); (d) Quantity of Securities: Up to six hundred thousand (600,000) Debentures shall be issued; (e) Unit Face Value: The Debentures shall have unit face value of a thousand Reais (R$ 1,000.00), on the Issue Date (the “Unit Face Value”); (f) Convertibility: The Debentures shall not be convertible into Company’s stocks; (g) Form: The Debentures shall be nominative and book-entry debentures; (h) Type: The Debentures shall be of unsecured type; (i) Term and Maturity: The 1st Series Debentures shall have their term set forth for September 1, 2007, the 2nd Series Debentures shall have their term set forth for September 1, 2009 and the 3rd Series Debentures shall have their term set forth for September 1, 2010.; (j) Remuneration: (i) The 1st Series Debentures shall be entitled to a remuneration to be defined by the bookbuilding process, initially starting from a one-day interbank deposit daily average rate published by CETIP (Clearing House for the Custody and Financial Settlement of Securities), named as DI over extra group, a 252 day-base expressed as percentage per annum (“DI Rate”), accrued of a spread of up to one-whole and seventy-five hundredths per cent (1.75%) p.a.; (ii) The 2nd and 3rd Series Debentures shall be entitled to a remuneration including compensatory interest and monetary restatement, whereas the compensatory interest shall be determined by applying a fixed percentage rate of up to eleven per cent (11%) p.a., calculated by business days, based on a year of two hundred and fifty-two (252) days, besides the update by the IGPM (General Market Price Index), determined and published by the Getúlio Vargas Foundation; (k) Date for the Payment of Compensatory Interest: (i) The amounts related to the remuneration of the 1st Series Debentures shall be paid on a semi-annual basis, always on the day 1 of March and September of each year; (ii) The amounts related to the 2nd Series remuneration and the 3rd Series remuneration shall be paid as follows: (1.) Update: together with the payment of the 2nd and 3rd Series Debentures Unit Face Value, which shall occur on the maturity date of the 2nd Series Debentures and on the maturity date of the 3rd Series Debentures, i.e., September 1, 2009 and September 1, 2010, respectively, and (2.) Compensatory Interest: on an annual basis, always on the day 1 of September of each year, the first payment due on September 1, 2005 and the last one on September 1, 2009 for the 2nd Series Debentures and on September 1, 2010 for the 3rd Series Debentures; (l) Amortization: amortization shall not occur, whereas the full payment of the principal shall be made on the maturity date; (m) Interest in Arrears and Fine: In the event of late payment of any amount due to the Debentures holders, a two per cent (2%) fine and one per cent (1%) interest in arrears per month shall incur over the late debts expired and not paid by the Company; (n) Early Maturity: The following shall be deemed as assumptions of Debentures early maturity, if this occurs, the Unit Face Value of each Debenture accrued of the remuneration and charges, may be required: (i) preventive composition with creditors or self-declared bankruptcy (or other equivalent procedures provided for by law) submitted by the Issuer; (ii) Issuer’s winding-up or adjudication of bankruptcy; (iii) Issuer’s extinguishment or dissolution; (iv) non-payment of the remuneration due to Debentures on the respective dates of payment, as well as any other monetary obligations related to the Debentures; (v) in the event the São Paulo State no longer holds, whether directly or indirectly, at least, fifty per cent (50%), plus one voting share of the Issuer’s capital; (vi) license extinction, loss of concession, or loss in the Issuer’s ability to perform and operate basic sanitation utilities in area(s) of the São Paulo State territory, which considered jointly or severally during the effectiveness of the Debentures, result in a reduction of the Issuer’s net operating revenue in excess of twenty-five per cent (25%) in relation to the Issuer’s net operating revenue for the year ended on December 31, 2003 (annually updated as per IPCA [Amplified Consumer Price Index] -IBGE [Brazilian Institute of Geography and Statistics] variation). The limit defined above shall be determined on a quarterly basis, taking into account the Issuer’s operating revenues during the twelve (12) months prior to the closing of each quarter and using the financial information usually released by the Issuer; (vii) merger, spin-off, incorporation, or any form of corporate reorganization involving the Issuer (“Reorganization”), which has not been previously approved by Debentures holders representing, at least, two thirds (2/3) of the outstanding Debentures in Meeting of the Debentures Holders especially called for this purpose, except in the event the Issuer demonstrates, prior to the effectiveness of the Reorganization, once concluded the Reorganization, that the following requirements shall be met on a cumulative basis: (1.) the shareholders’ equity of the Issuer shall not be less than shareholders’ equity of the Issuer prior to the Reorganization, a variation of up to ten per cent (10%) being accepted; (2.) the Debentures shall be attributed the same risk rating attributed to them before the Reorganization; and (3.) the Issuer shall not breach the financial indexes established in item (o) below, as “Financial Indexes” and (4.) the Issuer’s net operating revenue shall not suffer a reduction in excess of twenty-five per cent (25%) in relation to the Issuer’s net operating revenue for the year ended on December 31, 2003 (annually updated as per IPCA [Amplified Consumer Price Index] -IBGE [Brazilian Institute of Geography and Statistics] variation), as per determination based on the Issuer’s pro forma financial statement, reflecting the Reorganization effects, and exclusively prepared for this purpose, based on the twelve (12) months prior to the closing of the last quarter (related to which the mandatory financial information has been prepared); (viii) lawful and reiterated protests of bills or reiterated petitions in bankruptcy against the Issuer, the global amount of which claimed exceeds thirty million of Reais (R$ 30,000,000.00), unless the protest or the petition in bankruptcy was filed due to third parties’ error or malicious motive, as long as this is validly proved by the Issuer, or if this is cancelled, under any assumption, within no later than a seventy-two(72)-hour term of its occurrence; (ix) Issuer’s failure to comply with all and any non-monetary obligation related to the Debentures, not remedied within a thirty(30)-day term counted from the receipt of prior notice sent by the fiduciary agent contracted for the operation; except for what is referred to the obligation provided for in item (o) below, under the title “Financial Indexes”, the Issuer’s failure to comply with shall only be characterized when this is verified in its mandatory quarterly financial statements for at least, two (2) consecutive quarters, or for two (2) non-consecutive quarters within a twelve(12)-month period, not applying in this assumption, the thirty(30)-day cure period mentioned above; (x) early maturity of any Issuer’s debt, at an amount equal or in excess of thirty million of Reais (R$ 30,000,000.00), in view of contractual default, the amount of which may anyway damage the compliance with the monetary obligations related to the Debentures; (xi) disposals of operating assets, which jointly or severally, during the effectiveness of the Debentures, result in a reduction of the Issuer’s net operating revenue exceeding twenty-five per cent (25%) in relation to the Issuer’s net operating revenue for the year ended on December 31, 2003 (annually updated as per IPCA [Amplified Consumer Price Index] -IBGE [Brazilian Institute of Geography and Statistics] variation). The limit defined above shall be determined on a quarterly basis, taking into account the Issuer’s operating revenues during the twelve (12) months prior to the closing of each quarter and using the financial information usually released by the Issuer; and (xii) payment of dividends, except for those deemed as compulsory by law, and/or interest on equity capital more than fifteen (15) days in arrears, related to the compliance with any of its monetary obligations related to the Debentures; (o) Financial Indexes: The Issuer shall observe and maintain the following minimum financial indexes, from September 30, 2004, to be verified on a quarterly basis, always upon the release of quarterly information regularly submitted by the Issuer: (i) Adjusted Current Liquidity higher than 1.0, and for this purpose, this shall be the Current Assets divided by the Current Liabilities, the portion recorded in the short-term related to the long-term debts contracted by the Issuer shall be excluded from the Current Liabilities; (ii) EBITDA/ Financial Expenses equal or in excess of 1.5, and the EBITDA, in relation to the twelve (12) months prior to the date for determination of the index, shall be the sum (1.) of the income before deducting taxes, rates, contributions and interests, (2.) of depreciation and amortization expenses occurred in the period, (3.) financial expenses deducted from the financial revenues and (4.) non-operating income. The Financial Expenses are, in relation to the twelve (12) months prior to the date for determination of the index, the sum of the payment of interests and financial expenses incurred on the financial indebtedness, for this purpose, the exchange variation expenses (currency difference) shall not be taken into account; (p) Subscription Conditions and Form of Payment in Full: The Debentures subscription price corresponds to the Unit Face Value accrued of the remuneration, calculated pro rata temporis, from the Issue Date up to the date of effective subscription. The payment in full of the Debentures shall occur on demand, on the act of the subscription, in domestic currency or by means of delivery to the Issuer of promissory notes issued by the Issuer according to its 2nd Issue of Promissory Notes for public distribution, authorized by the Board of Directors Meeting held on June 17, 2004; (q) Distribution and Negotiation: The Debentures shall be purpose of public distribution, under the firm guarantee ruling, with the intermediation of financial institutions composing the securities distribution system. The Debentures shall be registered (i) for distribution in the primary market of SDT, or Brazilian Securities Distribution System, administered by ANDIMA, or Brazilian Association of Open Market Institutions (“ANDIMA”) and operated by CETIP (Clearing House for the Custody and Financial Settlement of Securities); and (ii) for negotiation in the secondary market in the (1.) SND or Brazilian Debentures System, administered by ANDIMA and operated by CETIP, and/or (2.) BOVESPA FIX Negotiation System of the BOVESPA, or São Paulo Stock Exchange (“BOVESPA”), which has its custody and settlement with the CBLC, or Brazilian Settlement and Custody Corporation. The 3rd Series Debentures shall only be placed after the 2nd Series, and the 2nd Series Debentures shall only be placed after the 1st Series placement, or after the cancellation of non-placed balance of each one of the previous series; (r) Venue of Payment: The payments to which the Debentures are entitled to shall be made in accordance with the procedures adopted by CETIP and/or CBLC, as this is the case. The Debentures not in custody with CETIP and/or CBLC shall have their payments made with the representative bank contracted for the operation; (s) Delegation of Powers to the Executive Officers: The Board of Executive Officers’ powers are ratified in order to contract financial institutions to operate in the capital markets with a view to coordinating the public placement of Debentures, the services of the fiduciary agent, the representative bank, and bookkeeper, risk rating agencies, amongst others, as well as to enter into the deed of issue of Debentures, to sign all documents, and also practice all the acts necessary for this purpose, and may also determine the definitive remuneration of the Debentures and their allocation amongst different series, after determining the results of the bookbuilding process to be conducted by the Coordinating Banks, within the limits and parameters set forth herein...................... These Minutes, after being approved, were signed by the Board of Directors members attending the meeting. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Andrea Sandro Calabi, Daniel Sonder, Fernando Maida Dall’Acqua, Gustavo de Sá e Silva and Maria Helena Guimarães de Castro. São Paulo, August 26, 2004. Mauro Guilherme Jardim Arce, Board of Directors’ Chairman. Ligia Ourives da Cruz Ferreira, Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 31, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.